Exhibit 99.4

UNITED UTILTIES PLC AGREES TO ACQUIRE FINANCIAL SERVICES SOFTWARE DEVELOPMENT COMPANY 1ST SOFTWARE GROUP LIMITED

United Utilities PLC has agreed to acquire 1st Software Group Limited, a company that develops, markets and supports the delivery of financial planning, client management and back office administration software to independent financial advisers (IFAs). 1st Software Group Limited operates under the brand name ‘1st’ and the intention is to integrate 1st within Vertex Financial Services, the financial services business of Vertex, United Utilities’ business process outsourcing subsidiary.

The agreed acquisition of 1st, from its founders led by Mr Michael Cons and Mr Rory Curran, is for an initial consideration of £25 million, funded by a combination of cash, loan notes and assumed debt, plus a maximum of up to £13.5 million subject to certain performance criteria being satisfied over a two-year period following the acquisition.

This acquisition supports Vertex Financial Services’ growth strategy and will strengthen its market leading position in the provision of outsourced services and technology solutions to the life and pensions, mortgages and investment industries.

Through its Exchange business, Vertex Financial Services owns and operates Exweb, an internet portal with over 21,500 subscribers, which is the UK’s leading provider of comparative quotations and new business applications for IFAs in the UK life, pensions and investments markets.

1st is a successful, profitable business with a pivotal role in the IFA market, through Advisor Office, an integrated client management solution which delivers an ‘off the shelf’, back office administration system, particularly in the life insurance and retail banking sectors, helping IFAs to handle their client management, sales, marketing and business records.

The combination of front and back office capabilities are a compelling strategic fit. The integration of these two businesses will enhance Vertex Financial Services’ market offering, augment its sector presence and provide the opportunity to drive significant growth.

In particular, the combination of 1st and The Exchange will allow IFAs to access a single system for seamless, straight through processing, linking initial customer contact and sales, through Exweb, to ongoing policy servicing and customer relationship management using Advisor Office.

Additionally, as the majority of IFAs’ financial product sales are currently processed through paper documentation, straight through electronic automation will deliver a significant reduction in administration and transaction costs for product providers and distributors in the life and pensions market.

The compelling strategic fit of the two businesses and the successful trading performance of 1st should provide for a smooth integration process. Following the acquisition, all three founder shareholders of 1st will remain with the business and help to grow the joint offering.

The acquisition is conditional on satisfying the appropriate regulatory requirements.

Chief Executive of United Utilities, John Roberts, said:

“When we acquired Marlborough Stirling, now integrated into Vertex Financial Services, we said we intended to create a leading financial services outsourcing provider in the UK market. The combination of United Utilities’ financial strength and stability, plus Vertex Financial Service’s knowledge and experience in this sector, is already giving us the capability of securing larger, higher value and longer-term contract opportunities than Marlborough Stirling was able to benefit from.

“This transaction will further enhance Vertex Financial Services’ offering, enabling it to extend its market presence and capitalise on the substantial growth opportunities available in the rapidly evolving intermediary financial services sector.”

United Utilities' Contacts:

For further information please contact:

John Roberts, Chief Executive	+44 (0) 1925 237000
Simon Batey, Finance Director	+44 (0) 1925 237000

Darren Jameson, Investor Relations Manager	+44 (0) 1925 237033
Evelyn Brodie, Head of Corporate and Financial Communications	+44 (0) 20 7307 0309

Notes

Vertex is a leading international provider of business process outsourcing and technology services and is one of the UK’s major customer management service suppliers. The company develops and implements a range of outsourcing solutions for many leading organisations based on a diversified portfolio of long-term contracts across private enterprise, financial services, utility, central and local government sectors.

Vertex Financial Services was formed last year after the acquisition of Marlborough Stirling. It brought together the existing expertise of Vertex in business process transformation and Marlborough Stirling’s knowledge and expertise in the financial services sector. It is a leading provider of outsourced services and technology solutions to the life and pensions, mortgages, and investment industries. It is transforming the way financial services are bought and sold, extending access to customers and creating new and dynamic electronic marketplaces where product providers, distributors and intermediaries can transact direct, at high speed, electronically via their chosen channels.

The Exchange is part of Vertex Financial Services and offers two main technology-based business solutions: Exweb, the UK’s market leading financial intermediary portal and Officeweb, an independent financial advisers’ back office customer relationship management and administration system. Exweb is the most comprehensive intermediary portal in the UK financial services industry giving financial advisers access to over 300 products from 50 product providers and has over 21,500 registered users.

1st Software Group Limited is a private company that develops, markets, and supports software delivering financial planning, client management and full back-office administration to independent financial advisers in the financial services market. The company has grown from a turnover of £0.35 million and 8 staff in 1997, to a turnover of £10.2 million and operating profit of £2.6 million (unaudited), for the year ended 31 December 2005, and now employs over 100 people.

United Utilities' ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".